EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”),

To:	The Tel Aviv Stock Exchange The Israeli Securities Authority

Supplementary Report - Class Action - Pelephone

Further to the Company's immediate report of March 27, 2012, regarding a claim and a class certification motion filed with the Tel Aviv District Court against the subsidiary, Pelephone Communications Ltd. ("Pelephone") on grounds that Pelephone falsely represented to the public that it provided browsing services on its network at the highest speed available, while the actual browsing speed was lower than indicated, the Company hereby provides notification that on June 16, 2014, the Company was notified by Pelephone that a ruling has been rendered in the file on the same day, approving a settlement between Pelephone and the Petitioners at a cost of approximately NIS 4.5 million to Pelephone.

The above information constitutes a translation of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.